EXHIBIT 12.1

PILGRIM’S PRIDE CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	NINE MONTHS ENDED
	June 30, 2007	July 1, 2006
EARNINGS (Loss):

Income (loss) before income taxes	$24,307	$(48,435)

Add: Total fixed charges	106,663	50,837

Less: Interest Capitalized	4,010	3,162

Total Earnings	$126,960	$(760)

FIXED CHARGES:

Interest expense	$98,140	$41,564

Portion of rental expense representative of the interest factor	8,523	9,273

Total fixed charges	$106,663	$50,837

Ratio of earnings to fixed charges	1.19	(1)

(1)	Earnings were insufficient to cover fixed charges by $51,597.